FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2018

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly-Held Company

CNPJ/MF 47.508.411/0001-56

NIRE 35.300.089.901

Final synthetic voting map of the Annual and Extraordinary Shareholders’ Meeting held on April 27, 2018 (“ASM”)

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (“Company”), pursuant to §6th of Article 21-W of CVM Instruction No. 481/09 and Article 21, XIII of CVM Instruction No. 480/09, as amended, announces to its shareholders and the market the final synthetic voting map containing the distance voting instructions and votes in person, identifying how many approvals, rejections, or abstentions received each item contained in the Agenda of the ASM (“Final Synthetic Map”). The information contained in the Final Synthetic Map is attached hereto.

São Paulo, April 27, 2018.

Daniela Sabbag

Investor Relations Officer

SCHEDULE

Final synthetic voting map

Annual General Meeting - 04/27/2018 at 4 pm

Resolution No.	Description of the Resolution	Resolution vote	No. of shares (consolidated with all types, including ADR)
1	Examine, reading, discussion and voting of the Management Report and the Financial Statements of the Company related to the fiscal year ended on December 31, 2017.	Approve	94,019,178
		Reject	-
		Abstain	-
2	To approve the allocation of the profit of the fiscal year ended on December 31, 2017, according to the Management Proposal, as follows: (i) R$ 146,917,347.06 for minimum mandatory dividends, this amount having its distribution already resolved by the Board of Directors as interest on equity (net amount) for the fiscal year 2017; and (ii) R$ 415,541,351.51 for the Expansion Reserve provided in the Bylaws.	Approve	94,019,178
		Reject	-
		Abstain	-
3	To approve the fixation of the annual global compensation of R$ 85,334,341.69 for the Company´s managers and Fiscal Council (in case the shareholders request its installation) for the fiscal year of 2018, according to the Management Proposal, being up to R$ 71,324,818.03 to the Board of Officers, up to R$ 13,188,723.66 to the Board of Directors and up to R$ 820,800.00 to the Fiscal Council.	Approve	94,019,178
		Reject	-
		Abstain	-
4	Election of the board of directors by single group of candidates Acionista Controlador/Controlling Shareholder Jean-Charles Henri Naouri (Efetivo) Arnaud Daniel Charles Walter Joachim Strasser (Efetivo) Manfred Heinrich Gartz (Efetivo) Carlos Mario Giraldo Moreno (Efetivo) Eleazar de Carvalho Filho (Efetivo) Jose Gabriel Loaiza Herrera (Efetivo) Luiz Augusto de Castro Neves (Efetivo) Luiz Nelson Guedes de Carvalho (Efetivo) Ronaldo Iabrudi dos Santos Pereira (Efetivo) Indication of all names of the proposed board. - Acionista Controlador/Controlling Shareholder	Approve	94,019,178
		Reject	-
		Abstain	-
5	In case one of the candidates that are indicated to the proposed board stop integrating it, the votes corresponding to your shares can continue to be given to the proposed board?	Yes	-
		No	-
		Abstain	-
6	In the event of the adoption of cumulative voting, should the votes corresponding to your shares be distributed in equal percentages among the members whom you have chosen?	Yes	-
		No	-
		Abstain	-
7	Visualization of all the candidates that compose the proposed board to indicate the percentage (%) of the votes to be attributed.	Jean-Charles Henri Naouri (Efetivo)[ ]% Arnaud Daniel Charles Walter Joachim Strasser (Efetivo)[ ]% Manfred Heinrich Gartz (Efetivo)[ ]% Carlos Mario Giraldo Moreno (Efetivo)[ ]% Eleazar de Carvalho Filho (Efetivo)[ ]% Jose Gabriel Loaiza Herrera (Efetivo)[ ]% Luiz Augusto de Castro Neves (Efetivo)[ ]% Luiz Nelson Guedes de Carvalho (Efetivo)[ ]% Ronaldo Iabrudi dos Santos Pereira (Efetivo)[ ]%	-
8	Do you wish to request the adoption of cumulative voting for the election of the Board of Directors, under the terms of article 141 of Law 6,406 of 1976?	Yes	-
		No	-
		Abstain	-
9	Do you wish to adopt the separate vote for the election of the board of directors?	Yes	16,733,400
		No	2,381,419
		Abstain	34,223,630
10	Do you wish to request the installation of the Fiscal Council for the fiscal year of 2018?	Yes	53,334,949
		No	3,500
		Abstain	-
11	Approve the investment plan for the fiscal year of 2018, according to the Management Proposal, in the amount of R$ 1,6 billion, with the scope of (i) opening of stores, land acquisition and conversion of stores; (ii) renovation of stores; e (iii) IT and logistics infrastructure, and others productivity related projects. This amount does not include the Investment Plan of the controlled companies Via Varejo and Cnova.	Approve	94,019,178
		Reject	-
		Abstain	-
12	Should a second call for the Shareholders´ Meeting be necessary, the voting instructions contained in this Form may also be considered in the event of a Shareholders´ Meeting held upon second call?	Yes	43,665,309
		No	9,673,140
		Abstain	-

Final synthetic voting map

Extraordinary General Meeting - 04/27/2018 at 4 pm

Resolution No.	Description of the Resolution	Resolution vote	No. of shares (all types. Including ADR)
1

Resolve on the proposal of amendment and consolidation of the Bylaws, pursuant to the Proposal of the Management, for amendment of the following clauses (i) Article 2, Paragraph 1, dd): for inclusion of the activity of importing and trading certain specific products in the corporate purposes to comply with regulatory requirements of INMETRO; (ii) Article 4: updating of the Companys capital stock clause to reflect increases resulting from the exercise of stock options, within the authorized capital limit, approved at meetings of the Board of Directors since the Ordinary and Extraordinary General Meeting held on 2017; (iii) Article 9, caput and item III, Article 14, caput and Paragraphs 2 to 4, Article 15, Paragraph 1 and Article 16, caput: creation of the position of Co-Vice-Chairman of the Board of Directors, so the Company may have two Co-Vice- Chairmen of the Board of Directors; (iv) Article 19: exclusion of the requirement of a majority of external members in the Audit Committee, preserving the independence of such Committee in relation to the Board of Directors, since it is not necessary to define the concept of independence of external members, as the Instruction 308 of May 14, 1999 ,as amended, already does it.

		Approve	94,019,178
		Reject	-
		Abstain	-
2	In the event of a second call of this General Meeting, can the voting instructions contained in this form also be used for the General Meeting held on a second call?	Yes	-
		No	-
		Abstain	-

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: April 27, 2018	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.